CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ADMINISTRATIVE SERVICES AGREEMENT

ALPS Variable Insurance Trust (the “Trust”) and Jefferson National Life Insurance Company (the “Service Organization”, and collectively with the Trust, the “Parties”) mutually agree to the arrangements set forth in this Administrative Services Agreement (the “Agreement”) dated as of May 1, 2008.

WHEREAS, the Service Organization’s life insurance companies listed on Exhibit A (collectively “Insurers”) issue variable life insurance policies and/or variable annuity contracts (each, a “Contract”); and

WHEREAS, Insurers have entered into a participation agreement (“Participation Agreement”) with the one or more series of the Trust (each, a “Portfolio”), as listed on Exhibit A hereto, pursuant to which the Portfolio has agreed to make certain classes of its shares of its portfolios (the “Classes”), as listed on Exhibit A hereto, available for purchase by one or more of Insurers’ separate accounts or divisions thereof (each, a “Separate Account”), as listed on Exhibit A hereto, in connection with the allocation by Contract owners of purchase payments to corresponding investment options offered under the Contracts; and

WHEREAS, the Parties expect that the Portfolios, and its Classes, can derive substantial savings in administrative expenses by virtue of having one or more Separate Accounts of Insurers each as a single shareholder of record of Portfolio shares, rather than having numerous public shareholders of such shares; and

WHEREAS, the Parties expect that the Portfolios, and its Classes, can derive such substantial savings because the Insurers perform the administrative services listed on Exhibit B hereto for the Portfolios in connection with the Contracts issued by Insurers; and

WHEREAS, the Insurers have no contractual or other legal obligation to perform such administrative services, other than pursuant to this Agreement and the Participation Agreement; and

WHEREAS, the Insurers desire to be compensated for providing such administrative services; and

NOW, THEREFORE, the Parties agree as follows:

Section 1. Administrative Services; Payments Therefor.

(a) Insurers shall provide the administrative services set out in Exhibit B hereto and made a part hereof, as the same may be amended from time to time relating to the Classes of the Portfolios. For such services, each Portfolio agrees to pay to the Service Organization, or its designee a quarterly fee (the “Fee”) equal to a percentage of the average daily net assets of the Portfolio attributable to the Contracts issued by Insurers (“Insurers’ Portfolio Assets”) at the annual rate of [**] of the average daily net assets for each Class of each Portfolio.

(b) The Portfolio shall calculate the Fee at the end of each applicable calculation period and will make such payment to the Service Organization or its designee, without demand or notice from the Service Organization, within thirty (30) days thereafter, in a manner mutually agreed upon by the Parties from time to time.

( ) From time to time, the Parties shall review the Fee to determine whether it exceeds or is reasonably expected to exceed the incurred and anticipated costs, over time, of Insurers. The Parties agree to negotiate in good faith a reduction to the Quarterly Fee as necessary to eliminate any such excess.

Section 2. Nature of Payments.

The Parties to this Agreement recognize and agree that the Service Organization’s payments hereunder are for administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Portfolio shares, and are not otherwise related to investment advisory or distribution services or expenses. The Service Organization represents and warrants that the fees to be paid by the Portfolio for services to be rendered by the Service Organization and/or Insurers pursuant to the terms of this Agreement are to compensate the Service Organization and Insurers for providing administrative services to the Portfolio, and are not designed to reimburse or compensate the Service Organization and Insurers for providing administrative services with respect to the Contracts or any Separate Account.

Section 3. Term and Termination.

Any Party may terminate this Agreement, without penalty, on sixty (60) days written notice to the other Party. Unless so terminated, this Agreement shall continue in effect for so long as Insurers provide the services contemplated hereunder with respect to Contracts under which values or monies are allocated to a Portfolio.

The Parties agree that the quarterly fees will be paid to the Service Organization or its designee according to this Agreement with respect to each Portfolio as long as shares of such Portfolio is held by the Variable Accounts or so long as such continuance is specifically approved by a vote of the Board of Trustees of the Trust, and of the Trustees who are not interested persons of the Trust. This provision will survive termination of this Agreement and the termination of the related Participation Agreement with the Insurers.

Section 4. Amendment.

This Agreement may be amended upon mutual agreement of the Parties in writing.

Section 5. Notices.

All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered:

to the Trust:

ALPS Variable Insurance Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

Facsimile: (303) 623-7850

Attention: General Counsel

to the Service Organization

Jefferson National Life Insurance Company

9920 Corporate Campus Drive, Suite 1000

Louisville, Kentucky 40223

Attn: General Counsel

Section 6. Miscellaneous.

(a) Successors and Assigns. This Agreement shall be binding upon the Parties and their transferees, successors and assigns. The benefits of and the right to enforce this Agreement shall accrue to the Parties and their transferees, successors and assigns.

(b) Assignment. Neither this Agreement nor any of the rights, obligations or liabilities of any Party hereto shall be assigned without the written consent of the other Party.

(c) Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the Parties any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the Parties.

(d) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(e) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of Delaware without reference to the conflict of law principles thereof.

(f) Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date of first above written.

ALPS VARIABLE INSURANCE TRUST

By:	/s/ Jeremy May

Jeremy May

Title: President

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Craig Hawley

Title: General Counsel

EXHIBIT A

PORTFOLIOS AND CLASSES

AVS Listed Private Equity Portfolio [Class I/ Class II]

SUBSIDIARY LIFE INSURANCE COMPANIES

INSURERS’ SEPARATE ACCOUNTS

Jefferson National Life Annuity Account G

EXHIBIT B

ADMINISTRATIVE SERVICES FOR

ALPS VARIABLE INSURANCE TRUST

Insurers shall provide certain administrative services respecting the operations of each Portfolio, as set forth below.

This Exhibit, which may be amended from time to time as mutually agreed upon by the Trust and the Service Organization, constitutes an integral part of the Agreement to which it is attached. Capitalized terms used herein shall, unless otherwise noted, have the same meaning as the defined terms in the Agreement to which this Exhibit relates.

A. Records of Portfolio Share Transactions; Miscellaneous Records

1. Insurers shall maintain master accounts with the Trust, on behalf of each Portfolio, which accounts shall bear the name of Insurers as the record owner of Portfolio shares on behalf of each Separate Account investing in the Portfolio.

2. Insurers shall maintain a daily journal setting out the number of shares of each Portfolio purchased, redeemed or exchanged by Contract owners each day, as well as the net purchase or redemption orders for Portfolio shares submitted each day, to assist the Portfolio and/or the Portfolio’s transfer agent in tracking and recording Portfolio share transactions, and to facilitate the computation of each Portfolio’s net asset value per share. Insurers shall promptly provide the Portfolio, and the Portfolio’s transfer agent with a copy of such journal entries or information appearing thereon in such format as may be reasonably requested from time to time. Insurers shall provide such other assistance to the Portfolio, and the Portfolio’s transfer agent as may be necessary to cause various Portfolio share transactions effected by Contract owners to be properly reflected on the books and records of the Portfolio.

3. In addition to the foregoing records, and without limitation, Insurers shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing administrative services hereunder.

B. Order Placement and Payment

1. Insurers shall determine the net amount to be transmitted to the Separate Accounts as a result of redemptions of each Portfolio’s shares based on Contract owner redemption requests and shall disburse or credit to the Separate Accounts all proceeds of redemptions of Portfolio shares. Insurers shall notify the Portfolio of the cash required to meet redemption payments.

2. Insurers shall determine the net amount to be transmitted to the Portfolio as a result of purchases of Portfolio shares based on Contract owner purchase payments and transfers allocated to the Separate Accounts investing in each Portfolio. Insurers shall transmit net purchase payments to the Portfolio’s custodian.

C. Accounting Services

Insurers shall perform miscellaneous accounting services as may be reasonably requested from time to time by the Trust, which services shall relate to the business contemplated by the Participation Agreement between Insurers and the Portfolio, as amended from time to time. Such services shall include, without limitation, periodic reconciliation and balancing of Insurers’ books and records with those of the Portfolio with respect to such matters as cash accounts, Portfolio share purchase and redemption orders placed with the Portfolio, dividend and distribution payments by the Portfolio, and such other accounting matters that may arise from time to time in connection with the operations of the Portfolio as related to the business contemplated by the Participation Agreement.

D. Reports

Insurers agree to provide the Trust’s Board of Directors (the “Board”) with various types of information pertaining to the operations of the Portfolio and related matters, including the costs incurred by the Insurer in connection with the performance of their services under this Agreement. Insurers acknowledge that such information and assistance shall be in addition to the information and assistance required of Insurers pursuant to the mixed and shared funding SEC exemptive order upon which the Portfolio relies, described in the Participation Agreement.

Insurers further agree to provide the Trust and its officers with such assistance as the officers may reasonably request with respect to the preparation and submission of reports and other documents pertaining to the Portfolio to appropriate regulatory bodies and third party reporting services.

E. Portfolio-related Contract Owner Services

The Trust will bear the cost of printing said prospectus for Contract owners at the time of Contract fulfillment and confirmation and for existing Contract owners. Insurers will bear the cost of printing and distributing the prospectus and other shareholder reports for prospective Contract owners and distributing the prospectus to Contract owners. Insurers agree to print and distribute, in a timely manner, prospectuses, statements of additional information, supplements thereto, periodic reports and any other materials of the Portfolio required by law or otherwise to be given to its shareholders, including, without limitation, Contract owners investing in Portfolio shares, provided, that with respect to proxy materials, Insurers shall bear the expenses associated with (i) text composition, printing, mailing, distributing, and tabulating proxy materials, including voting instruction solicitation materials, sent to policy owners with respect to proxy solicitations related to the Separate Account or related to matters requested by Insurers and agreed to by the Portfolio, and (ii) making typesetting and other customization changes to Portfolio proxy materials, which changes are requested by Insurers and agreed to by the Portfolio. Insurers further agree to provide telephonic support for Contract owners, including, without limitation, information with respect to inquiries about the Portfolio and each Portfolio thereof, communicating with Contract owners about Portfolio (and Separate Account) performance relating to their investments, and assisting with proxy solicitations, specifically with respect to soliciting voting instructions from Contract owners.

F. Miscellaneous Services

Insurers shall provide such other administrative support to the Portfolio as mutually agreed between Insurers and the Portfolio from time to time. Insurers shall, from time to time, relieve the Portfolio of other usual or incidental administration services of the type ordinarily borne by mutual funds that offer shares to individual members of the general public.